U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 4

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940 Check box if no longer subject of Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

1. Name and Address of Reporting Person*

    Jacqueline Badger Mars
    as Trustee of the Jacqueline Badger Mars Trust,
    Dated February 4, 1975, as amended
    6885 Elm Street
    McLean, VA 22101-3883

2. Issuer Name and Ticker or Trading Symbol

    AmerAlia, Inc. (AALA)

3. IRS Identification Number of Reporting Person, if an Entity (Voluntary)

4. Statement for Month/Year

    October 1999

5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person to Issuer
(Check all applicable)

    |_| Director                         |X| 10% Owner
    |_| Officer (give title below) |_| Other (specify below)

7. Individual or Joint/Group Filing (Check applicable line)

    |X| Form filed by one Reporting Person
    |_| Form filed by more than one Reporting Person

Table I - Non--Derivative Securities Acquired, Disposed of, or Beneficially Owned

------------------------------------------------------------- -------------- ------------- ------------------------------------ ---------------------- --------------- --------------
1.  Title of Security                                         2.  Trans-     3.            4.  Securities Acquired (A) or       5.  Amount of          6.  Ownership   7. Name of
    (Instr. 3)                                                    action        Transaction    Disposed of (D) (Instr. 3, 4         Securities             Form:          Indirect
                                                                  Date          Code           and 5)                               Beneficially           Direct         Beneficial
                                                                                Instr. 8)                                           Owned at End of        (D) or         Ownership
                                                                                                                                    Month (Instr. 3        Indirect       (Instr. 4)
                                                                                                                                   and 4)                 (I)
                                                                                                                                                           (Instr. 4)
                                                                 (Month/
                                                                Day/Year)     Code    V      Amount     (A) or        Price
                                                                                                        (D)
 ------------------------------------------------------------ -------------- ------- ----- ------------ ---------- ------------ ---------------------- --------------- --------------
 Common Stock                                                    10/6/99      J***           100,000        A      $1.00/share        3,197,460              I          By Self as
                                                                                                                                                                        Trustee for
                                                                                                                                                                           Self
 ------------------------------------------------------------ -------------- ------- ----- ------------ ---------- ------------ ---------------------- --------------- --------------

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*** Dividend on Series E Convertible Preferred Stock for the second and third quarters of 1999.
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

     If the form is filed by more than one reporting person, see instruction 4(b)(v).

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
                                   (e.g., puts, calls, warrants, options, convertible securities)

-------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
1.                            2.           3.          4.            5. Number of       6. Date Exercisable  7. Title and        8. Price of   9. Number     10.             11. Name of
Title of  Derivative Security    Conversion   Trans-actionTransaction   Derivative         and Expiration       Amount of           Derivative    of            Ownership        Indirect
         (Instr. 3)              or           Date        Code          Securities         Date                 Underlying          Security      Derivative    ship             Beneficial
                                 Exercise     (Month/     (Instr. 8)    Acquired (A)       (Month/Day/Year)     Securities                        Securities    Form of          Ownership
                                 Price of     Day/                      or Disposed of                          (Instr. 3 and                                   Derivative       (Instr.
                                 Derivative   Year)                     (D) (Inst. 3,                           4)                                Beneficially  ative            4)
                                 Security                               4 and 5)                                                                  Owned at      Security
                                                                                                                                                  End of        Direct (D)
-------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
                                                                                        Date       Expiration  Title   or
                                                        Code    V       (A)      (D)    Exercisable  Date              Number
                                                                                                                       of Shares
-------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
Explanation of Responses:

 ** Intentional misstatements or omissions of fact constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

October 15, 1999                                              /s/ Jacqueline Badger Mars
Date                                                                  Jacqueline Badger Mars, as Trustee